Room 4561

April 21, 2006

Costa Brava Partnership III, L.P.
c/o Mr. Seth W. Hamot
President
Roark, Reardon & Hamot, LLC
420 Boylston Street
Boston, Massachusetts 02116

Re: TechTeam Global, Inc.
Preliminary Proxy Statement
Filed April 14, 2006 by Costa Brava Partners III, L.P.
File No. 0-16284

Dear Mr. Hamot:

We have reviewed your filing and response letter dated March 6, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1.   We note that your proxy statement is required to disclose information that will be contained in TechTeam Global's proxy statement for the 2006 annual meeting. We presume that you will disclose this information in your proxy statement when it is available or rely upon Rule 14a-5(c) under the Exchange Act. Please note that we believe that reliance upon Rule 14a-5(c) before TechTeam Global distributes the

information to stockholders would be inappropriate. Accordingly, if you intend to disseminate your proxy statement prior to the distribution of the TechTeam Global's proxy statement, you must undertake to provide the omitted information to stockholders. Please advise as to your intent in this regard.

2.   Please revise to clearly indicate that the proxy statement and proxy card are preliminary copies. Refer to Rule 14a-6(e)(1) under the Exchange Act.

3.   Please confirm that you have disclosed all required information for each participant pursuant to Item 5(b) of Schedule 14A. For example, confirm that you have provided disclosure as to the number of shares owned of record, but not beneficially, if any and the amount of securities held by each of the participant's associates.

4.   We note your analysis, dated April 13, 2006, provided in connection with a discussion you had with the staff on whether all participants are required to be named on the cover page of a Schedule 14A, as previously raised in comment 1 of our letter issued March 9, 2006. However, we do not agree with the analysis and conclusion set forth in your response letter. More specifically, we disagree with your determination that because your "independent and unaffiliated nominees" will not be participating in the soliciting process that they may be excluded from being named on the cover page of Schedule 14A. According to Instruction 3(a)(ii) of Schedule 14A, any nominee is considered a participant. Therefore, each nominee is deemed to be a party making a solicitation under Item 4 of Schedule 14A and is responsible for the accuracy and completeness of the information contained in Schedule 14A. Additionally, the facing page of Schedule 14A (Rule 14a-101) requires that persons filing the proxy statement, if other than the registrant, be identified. Therefore, when a number of participants, such as your director-nominees, are identified as participants, the designation of a single filing party on the facing page of Schedule 14A is inconsistent with the Rule 14a-101 disclosure requirement that persons filing the proxy statement be identified, if other than the registrant. Please revise your proxy statement to name each director-nominee as a filing person on your cover page.

Letter to Stockholders

5.   For purposes of clarity and readability, we suggest you limit your letter to stockholders to one page. We note that your detailed discussion regarding the reasons for your contested solicitation may be better had in the body of your proxy statement. Further, please provide the necessary disclosure pursuant to Item 1(b) in your letter to stockholders.

6.   You state that an existing board should be removed if it "has whittled away stockholder trust and failed to produce consistent financial progress." You subsequently state that your slate of director-nominees intends to enhance the value of stockholders' investments. Accordingly, you appear to be suggesting that the existing board has failed to produce satisfactory financial performance. Please provide disclosure supporting your

apparent position that the existing board failed to produce satisfactory financial and market performances or otherwise remove such implication.

7.   Please recast references to your director-nominees as "highly qualified" as statements of your belief. Similarly, we note you disclose that the director-nominees consist of "successful businessmen" and have "vast experience." Please revise. Further, here and elsewhere in the document you refer to your director-nominees as "independent." Clarify what you mean by this; is this your definition or is this the definition as applied by the standards of the NASD? If this constitutes your definition, briefly define it for readers.

8.   You disclose that "Mr. Coyro will continue to receive all benefits and payments under the contract through 2008 for doing nothing." However, TechTeam Global's Form 8-K filed on February 6, 2006 states that Mr. Coyro will remain a director and an employee of the company. Please revise to reconcile or otherwise advise.

9.   Please quantify the excessive costs to the extent possible that you attribute to the existing board's management of Mr. Coyro's employment situation.

10.   You indicate that TechTeam Global "is spending significant resources" on a pilot program for software owned by an affiliate of the chairman of the board and in which TechTeam Global has no rights to such software. We note that TechTeam Global's disclosure to which you reference states that "[t]he pilot program involves personnel of the Company but no significant out-of-pocket expense to the Company." Please generally avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9 under the Exchange Act. Accordingly, please revise to additionally support your assertion that "significant resources" are being afforded to the pilot program or clarify your disclosure to indicate that the pilot program involves personnel but no significant out-of-pocket expense.

11.   Please elaborate on why the 60 percent requirement for stockholders to call a special meeting would make it "virtually impossible for stockholders to ever call a special meeting."

12.   We note your statement that "[h]aving recognized deficiencies of the current Board, TechTeam has announced plans to nominate new candidates." Please advise us how you have concluded that the reason for TechTeam Global's choice of new director-nominees is because of its recognition of deficiencies with its current board members. Otherwise, please remove the reference to recognizing deficiencies as the basis for TechTeam Global's prospective new director-nominees. Also, you indicate that "TechTeam has not solicited stockholders to recommend candidates...," implying that TechTeam Global is required to or should have solicited stockholders. Please revise to clarify that TechTeam Global has no such obligation.

13.   Please elaborate on the basis for your implication of "corporate intrigue" and "hidden agendas" with respect to the current board as well as your suggestion that "the incumbent Board may try to distract you with innuendo and false statements." Otherwise, please remove such statements. In particular, your statement regarding "innuendo and false statements" implies, without factual foundation, that TechTeam Global will act improperly or immorally. Please note our prior comment with respect to the requirements of Rule 14a-9 under the Exchange Act.

14.   You state that your director-nominees "will consider any bona fide acquisition proposals." Please elaborate on whether you or your director-nominees have any specific plans for pursuing a sale of TechTeam Global.

Proxy Statement, page 6

15.   We note that the director-nominees will work to take all actions necessary to enhance the value of TechTeam Global's shares. Please ensure that you clearly disclose that no assurance can be given that the election of your director-nominees will result in any increase in value of the shares. Further, elaborate upon exactly how your director - nominees plan to "enhance the value of [the] shares." If you have no specific plans in mind, please indicate this.

I. Background for the Solicitation, page 7

16.   You state that TechTeam Global "failed to respond in a meaningful way" to your concerns. Please elaborate on how TechTeam Global did respond to your concerns.

17.   Please update the status of your pending Section 220 suit, particularly considering your prior disclosures indicated an initial trial date of April 11, 2006.

18.   Please advise us of the character of the lists of stockholders provided to you by TechTeam Global, how such lists differ from a general list of stockholders and how the lists provided satisfied your requirements.

II. Participants in Solicitation of Proxies

19.   It appears that the persons you identify are participants in the solicitation. Accordingly, please remove the suggestion that they "may be deemed" participants or advise us otherwise.

20.   We note that you have not included Roark, Rearden & Hamot Capital Management, LLC
       as a participant in this solicitation, notwithstanding the fact that it is the general partner
       of Costa Brava Partnership III, L.P. Please revise to include the general partner in your
       description of participants or advise us as to why you believe it is appropriate to exclude
       them.

III. Election of Directors

The Costa Brava Nominees, page 9

21.   In the first paragraph, you reserve the right to substitute director-nominees in the event
       that those you have identified are unable or decline to serve. Provide us with the
       authority upon which you will be able to make such substitution without resoliciting
       stockholders and how such substitution would be consistent with TechTeam Global's
       advance notice bylaw provision.

22.   Please ensure that your disclosure conforms to the requirements of Item 401 of
       Regulation S-K. We note, for example, that the disclosure for Mr. Alok Mohan does not
       appear to fully account for the past five years with respect to his business experience.

IV. Other Matters, page 12

23.   We note your disclosure regarding discretionary authority under this heading and in other
       sections of your preliminary proxy statement. Pease advise whether you plan to revise
       your proxy card and the disclosure in your proxy statement to address any other matters
       that will be presented by TechTeam Global in its 2006 proxy statement that has yet to be
       filed.

24.   Please see the immediately preceding comment. To the extent that Costa Brava does not
       intend to afford stockholders an opportunity to vote for any of the other matters, please
       revise the proxy card and proxy statement to specifically state that stockholders
       executing Costa Brava's proxy card will effectively be precluded from voting for the
       other matters contemplated in TechTeam Global's proxy statement. If you do not agree
       that stockholders would be so disenfranchised, provide us with state law authority that
       would support a conclusion that stockholders could validly execute the proxy card of
       Costa Brava and TechTeam Global.

V. Additional Information

Voting Procedures, page 13

25.   Please elaborate on the other matters that do not fall within the discretionary voting
       authority of the designated proxy holder.

Solicitation, page 15

26.   We note that the participants may communicate with stockholders "by mail, courier services, Internet, advertising, telephone, facsimile or in person." Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by telephone, television or radio, must be filed under the cover of Schedule 14A.

27.   Describe the methods that MacKenzie Partners will use to solicit stockholders. Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card please describe the Internet voting procedures and advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on Web sites. See Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which can be found on our Web site at www.sec.gov.

28.   Please disclose whether the litigation costs related to the suits brought by you against TechTeam Global is included in your estimate of proxy solicitation costs and, if so, quantify such litigation costs.

Additional Information, page 16

29.   You disclose that Costa Brava does not take responsibility for the accuracy or completeness of information concerning TechTeam Global. It is inappropriate for Costa Brava to disclose that it takes no responsibility for reports that are contained within its filing. Accordingly, revise to eliminate this reference.

30.   Please update our contact information.

Form of Proxy

31.   Confirm that you will present in bold-face type the information regarding discretionary authority. Refer to Rule 14a-4(b)(1) under the Exchange Act.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, Mara Ransom, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        David A. Fine, Esq.
        Ropes & Gray LLP
        One International Place
        Boston, Massachusetts 02110
        Facsimile: (617) 951-7050